Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 810-I dated October 11, 2007

Underlying supplement no. 940 dated September 21, 2006

Registration Statement no. 333-134553

Dated October 12, 2007

Rule 433

Preliminary Terms and Conditions, October 12, 2007	Telephone: +1 212 526 0905

Return Enhanced Notes with Contingent Protection Linked to the Nasdaq-100 Index®

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 810-I dated October 11, 2007, underlying supplement no. 940 dated September 21, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 810-I, underlying supplement no. 940, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering, will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 810-I, underlying supplement no. 940, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers Inc. sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Return Enhanced Notes with Contingent Protection Linked to the Nasdaq-100 Index® (the “Notes”) are designed for investors who want to express a bullish view towards the Nasdaq-100 Index® (the “Index”). If the closing level of the Index on the Final Valuation Date is above the Index Starting Level, at maturity investors will receive their principal plus a positive return equal to two times the Index Return up to the Maximum Gain of 14.00% to 18.00% (the actual Maximum Gain will be determined on the Pricing Date). If the closing level of the Index on the Final Valuation Date is at or below the Index Starting Level and a Trigger Event has not occurred, at maturity investors will receive their principal. If the closing level of the Index on the Final Valuation Date is at or below the Index Starting Level and a Trigger Event has occurred, investors will suffer a loss of principal equal to the absolute value of the Index Return. You should be willing to forgo interest and dividend payments during the term of the Notes and if a Trigger Event occurs, lose some or all of your principal.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Price:	$1,000 per Note
Issue Size:	$[TBD]
Pricing Date:	October [26], 2007‡
Settlement Date:	October [31], 2007‡
Final Valuation Date:	November [25], 2008‡†
Maturity Date:	November [30], 2008‡††
Term:	13 months
Index:	Nasdaq-100 Index®
Payment at Maturity:

If the Index Ending Level is above the Index Starting Level, you will receive a cash payment that provides you with a return on your investment equal to the product of the Index Return and the Participation Rate, subject to the Maximum Gain, a percentage that will be in the range of 14.00% to 18.00% (the actual Maximum Gain will be determined on the Pricing Date). If the product of the Index Return and the Participation Rate is greater than the Maximum Gain, you will receive $1,000 × (100% + Maximum Gain) per $1,000 principal amount Note, which would entitle you to a maximum payment at maturity of between $1,140.00 and $1,180.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Index Return × Participation Rate)

provided, however, that in no event will you receive more than an amount, to be determined on the Pricing Date, that is in the range of $1,140.00 and $1,180.00 per $1,000 principal amount Note.

If the Index Ending Level is below the Index Starting Level and a Trigger Event has not occurred, your principal will be fully protected. Accordingly, if the Index Return is negative and a Trigger Event has not occurred, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

If a Trigger Event has occurred and the Index Return is negative, your investment will have downside exposure to the full amount of the negative Index Return, and you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Index Return)

You will lose some or all of your investment at maturity if a Trigger Event has occurred and the Index Return is negative.

Participation Rate:	200%, subject to Maximum Gain
Protection Percentage:	20%
Trigger Event:	A Trigger Event occurs if, on any trading day during the Observation Period, the Index Level has declined below the Index Starting Level by more than the Protection Percentage.
Maximum Gain:	Between 14.00% and 18.00%. The actual Maximum Gain will be determined on the Pricing Date.
Index Return:	Index Ending Level – Index Starting Level Index Starting Level
Index Level:	The closing level of the Index on the applicable trading day, as determined by the calculation agent in its sole discretion.
Index Starting Level:	The Index Level on the Pricing Date.
Index Ending Level:	The Index Level on the Final Valuation Date.
Observation Period:	The period from, and including, the Pricing Date to, and including, the Final Valuation Date.
CUSIP:	[TBD]
ISIN:	[TBD]

‡	Expected. In the event that we make any change to the expected Pricing Date and the Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remain the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity”, in the accompanying product supplement no. 810-I.

Investing in the Return Enhanced Notes with Contingent Protection Linked to the Nasdaq-100 Index® involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 810-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 940 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 810-I, underlying supplement no. 940 or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$7.50	$992.50
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $7.50 per $1,000 principal amount, or 0.75%, and may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

October 12, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 810-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 940 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 810-I, underlying supplement no. 940, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous communications concerning the notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 810-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 810-I and “Risk Factors” in the accompanying underlying supplement no. 940, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 810-I dated October 11, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507216921/d424b2.htm

•	Underlying supplement no. 940 dated September 21, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507205374/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc. and not to any of its affiliates.

Selected Purchase Considerations

•

Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate of 200%, up to the Maximum Gain, which will be in the range of 14.00% to 18.00%, or $140 to $180 for every $1,000 principal amount Note (the actual Maximum Gain will be determined on the Pricing Date). Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Principal Protection ONLY in Limited Circumstances: Your principal will be protected only if a Trigger Event never occurs and the Notes are held to maturity.

•

Diversification of the Index: The return on the Notes is linked to the performance of the Index. The Index measures the performance of the non-financial sector of the U.S. equity market. For additional information about the Index, see “The Nasdaq-100 Index®” in the accompanying underlying supplement no. 940.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

If you are a non-United States holder of Notes, based on the treatment of the Notes as cash-settled financial contracts, United States federal withholding taxes should not be imposed on payments received upon any sale, exchange or other disposition of the Notes or on payments received at maturity in respect of the Notes. Back-up withholding generally will apply, however, if you fail to provide a taxpayer identification number, a certification of exempt status, or if you otherwise fail to comply with applicable certification requirements.

See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 810-I.

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 810-I and in the “Risk Factors” section of the accompanying underlying supplement no. 940. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index or in contracts relating to the Index or the stocks included in the Index.

•

Your Investment in the Notes May Result in a Loss: If a Trigger Event occurs, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the Index Ending Level from the Index Starting Level. Accordingly, if a Trigger Event has occurred and the Index Ending Level is below the Index Starting Level, your payment at maturity will be less than the principal amount of your Notes. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL IF A TRIGGER EVENT OCCURS AND THE INDEX RETURN IS NEGATIVE.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Gain: The appreciation potential of the Notes is limited by the Maximum Gain, which will be in the range of 14.00% to 18.00% (the actual Maximum Gain will be determined on the Pricing Date). As a result, you will not participate in any increase in the level of the Index, from the Index Starting Level to the Index Ending Level that is greater than an increase that is in the range of 7.00% to 9.00% (which is the range of the Index Return that corresponds on a leveraged basis to the range of the Maximum Gain).

•

No Assurances of Positive-Return Environment: While the Notes are structured to provide potentially enhanced returns in a positive-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks included in the Index.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of up to $7.50 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are included in the Index: We are not affiliated with any of the companies whose stock is included in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks included in the Index or your Notes. None of the money you pay us will go to any of the companies included in the Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

A Market Disruption Event on a Day that Would Otherwise be the Final Valuation Date Will Delay Settlement of the Notes: If a market disruption event occurs on a day that would otherwise be the Final Valuation Date, settlement of the Notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to 8 trading days following the Maturity Date.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 810-I and the accompanying underlying supplement no. 940.

•	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holding Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

The Index Ending Level May be Below the Index Level at the Maturity Date or at Other Times during the Term of the Notes: Because the Index Ending Level is calculated based on the Index Level on the Final Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the Index Level at or around the time of the Final Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the Index Level on the Final Valuation Date could result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the Index Level on any date or dates subsequent to the Final Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Final Valuation Date.

Hypothetical Examples of Amounts Payable upon Maturity

Assumptions:
Index:	Nasdaq-100 Index®
Index Starting Level:	2,149.67
Principal amount per Note:	$1,000
Term:	13 months
Maximum Gain:	16.00%, which is the midpoint of the range of 14.00% to 18.00%
Participation Rate:	200%
Index Return:	-100% to 100%
Protection Percentage:	20%

		Trigger Event Does Not Occur		Trigger Event Occurs
Hypothetical Index Return at Maturity	Hypothetical Index Ending Level*	Hypothetical Payment at Maturity*	Hypothetical Total Return at Maturity	Hypothetical Payment at Maturity	Hypothetical Total Return at Maturity
-100%	0.00	N/A	N/A	$0.00	-100.00%
-75%	537.42	N/A	N/A	$250.00	-72.19%
-50%	1,074.84	N/A	N/A	$500.00	-47.26%
-45%	1,182.32	N/A	N/A	$550.00	-42.41%
-40%	1,289.80	N/A	N/A	$600.00	-37.60%
-35%	1,397.29	N/A	N/A	$650.00	-32.81%
-30%	1,504.77	N/A	N/A	$700.00	-28.05%
-25%	1,612.25	N/A	N/A	$750.00	-23.32%
-20%	1,719.74	$1,000.00	0.00%	$800.00	-18.61%
-15%	1,827.22	$1,000.00	0.00%	$850.00	-13.93%
-10%	1,934.70	$1,000.00	0.00%	$900.00	-9.27%
-5%	2,042.19	$1,000.00	0.00%	$950.00	-4.62%
0%	2,149.67	$1,000.00	0.00%	$1,000.00	0.00%
5%	2,257.15	$1,100.00	10.00%	$1,100.00	9.20%
10%	2,364.64	$1,160.00	16.00%	$1,160.00	14.68%
15%	2,472.12	$1,160.00	16.00%	$1,160.00	14.68%
20%	2,579.60	$1,160.00	16.00%	$1,160.00	14.68%
25%	2,687.09	$1,160.00	16.00%	$1,160.00	14.68%
30%	2,794.57	$1,160.00	16.00%	$1,160.00	14.68%
35%	2,902.05	$1,160.00	16.00%	$1,160.00	14.68%
40%	3,009.54	$1,160.00	16.00%	$1,160.00	14.68%
45%	3,117.02	$1,160.00	16.00%	$1,160.00	14.68%
50%	3,224.51	$1,160.00	16.00%	$1,160.00	14.68%
75%	3,761.92	$1,160.00	16.00%	$1,160.00	14.68%
100%	4,299.34	$1,160.00	16.00%	$1,160.00	14.68%
*	Values have been rounded for ease of analysis.

The following examples assume a hypothetical Index Starting Level of 2,149.67 and a hypothetical Maximum Gain of 16.00%, which is the midpoint of the range 14.00% to 18.00%. The actual Index Starting Level and Maximum Gain will be set on the Pricing Date.

Example 1: If the Index Return is positive and two times the Index Return exceeds the Maximum Gain, you will receive $1,160.00 per $1,000.00 principal amount Note (a Maximum Gain of 16.00%).

Hypothetical Index Ending Level is 2,794.57, 30% more than the Index Starting Level

2,794.57 - 2,149.67 2,149.67	= Index Return = 30%	(30.00%) × 2 = 60.00%
Hypothetical Return on Notes= 16.00% (capped at the Maximum Gain on Notes)
Hypothetical Payment at Maturity= $1,160.00

Example 2: If the Index Return is positive and two times the Index Return does not exceed the Maximum Gain, you will receive your $1,000.00 principal amount plus two times the Index Return.

Hypothetical Index Ending Level is 2,257.15, 5% more than the Index Starting Level

2,257.15 - 2,149.67 2,149.67	= Index Return = 5%	(5.00%) × 2 = 10.00%
Hypothetical Return on Notes= 10.00%
Hypothetical Payment at Maturity= $1,100.00

Example 3: If the Trigger event has never occurred and the Index Return is negative, you will receive your $1,000.00 principal amount but no additional return.

Hypothetical Index Ending Level is 2,042.19, 5% less than the Index Starting Level

2,042.19 - 2,149.67 2,149.67	= Index Return = -5%	If the Trigger Event has never occurred and the Index Return is negative, you will receive your full principal amount at maturity.
Hypothetical Return on Notes= 0%
Hypothetical Payment at Maturity= $1,000.00

Example 4: If a Trigger Event has occurred and the Index Return is negative, you will lose the product of the absolute value of the Index Return and your initial investment.

Hypothetical Index Ending Level is 1,504.77, 30% less than the Index Starting Level

1,504.77 - 2,149.67 2,149.67	= Index Return = -30%	If a Trigger Event has occurred and the Index Return is negative, you will lose the product of the absolute value of the Index Return and your initial investment.
Hypothetical Return on Notes= -30.00%
Hypothetical Payment at Maturity= $700.00

Historical Information

We obtained the closing level of the Index below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

The following graph sets forth the historical performance of the Index from October 5, 2002 through October 5, 2007. The closing level of the Index on October 5, 2007 was 2,149.67.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the Notes, up to $ additional aggregate principal amount of Notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional Notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $    , $     and $    , respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.